CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0165/08/LTR

24 January 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America [redacted]

BY COURIER

SUPPL

08000459

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 17 January 2008 (*Scheduled date for release of the Financial Results for the year ended 31 December 2007*).

Yours faithfully

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

1/31

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Jan-2008 17:45:16
Announcement No.	00066

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Scheduled date for release of the Financial Results for the year ended 31 December 2007
Description	City Developments Limited will be announcing its unaudited financial results for the year ended 31 December 2007 on 29 February 2008. By Order of the Board Shufen Loh @ Catherine Shufen Loh Enid Ling Peek Fong Company Secretaries Date : 17 January 2008
Attachments:	Total size = **0** (2048K size limit recommended)

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